Exhibit 99.1

TSX:     JE.
NYSE:  JE.

•	FOR IMMEDIATE RELEASE

PRESS RELEASE

JUST ENERGY GROUP INC.
ANNOUNCES CLOSING OF USD$150 MILLION CONVERTIBLE BOND
OFFERING

TORONTO, ONTARIO – January 29, 2014 - Just Energy Group Inc. (TSX; NYSE: JE) (“Just Energy” or the “Company”) is pleased to announce today that it has closed its previously announced European-focused offering (the “Offering”) of USD $150 million of senior unsecured convertible bonds due July 2019 (the “Convertible Bonds”) with a coupon of 6.5% per annum payable semi-annually in arrears.  The initial conversion price is USD $9.3762 share, which represents a premium of 22.5% over the 5 day volume weighted average price of Just Energy’s common shares on January 21, 2014 (being the day on which the Offering was publicly announced).

Just Energy intends to use the net proceeds of the Offering to redeem its outstanding $90 million convertible debentures due September 30, 2014, make market purchases for cancellation of convertible debentures from other series as allowed under its debt covenants and to pay down the Company’s credit line.

These securities have not been and will not be registered under the securities act of 1933, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements including statements pertaining to: the use of proceeds of the Offering and the listing of the Convertible Bonds on the Official List of the UK Listing Authority and admission to trading on the Professional Securities Market of the London Stock Exchange. Factors that could cause actual results or events to differ materially from current expectations include, among other things, risks relating to global political uncertainties, unanticipated events impacting the use of proceeds from the Offering, changes in customer revenues and margins, customer additions and renewals, customer attrition, customer consumption levels, general and administrative expenses, dividends, distributable cash and treatment under governmental regulatory regimes, and changes in Canadian, U.S. and United Kingdom securities market. These statements are based on current expectations that involve a number of risks and uncertainties which could cause actual results to differ from those anticipated. These risks include, but are not limited to, levels of customer natural gas and electricity consumption, rates of customer additions and renewals, rates of customer attrition, fluctuations in natural gas and electricity prices, changes in regulatory regimes and decisions by regulatory authorities, competition and dependence on certain suppliers. Additional information on these and other factors that could affect Just Energy's operations, financial results or dividend levels are included in Just Energy's annual information form and other reports on file with Canadian securities regulatory authorities which can be accessed through the SEDAR website at www.sedar.com, on the U.S. Securities Exchange Commission’s website at www.sec.gov or through Just Energy's website at www.justenergygroup.com.

FOR FURTHER INFORMATION PLEASE CONTACT:

Ms. Beth Summers, CPA, CA
Chief Financial Officer
Phone: (905) 795-4206
bsummers@justenergy.com

or

Michael Cummings
Investor Relations
FTI Consulting
(617) 897-1532
Michael.Cummings@FTIConsulting.com

DISCLAIMER

THIS ANNOUNCEMENT DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY CONVERTIBLE BONDS.